UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

(Full title of the Plan)

EXELON CORPORATION

(a Pennsylvania Corporation)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

    Pepco Holdings, LLC Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Pepco Holdings, LLC Retirement Savings Plan (the “Plan”) as of December 31, 2016 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2015 were audited by other auditors whose report dated June 24, 2016 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

June 21, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

    Pepco Holdings, Inc. Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ SB & Company, LLC

Washington, D.C.

June 24, 2016

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
Investments at fair value
Participant-directed
Common/collective trusts funds	$460,021,939	$299,618,334
Registered investment company securities	653,281,078	636,471,153
Corporate stock—Exelon Corporation	172,629	—
Non-participant-directed
Pepco Holdings, Inc. Common Stock Fund	—	134,364,083

Total investments	1,113,475,646	1,070,453,570

Receivables
Participant contributions	847,376	—
Employer contributions	268,420	—
Notes receivable from participants	25,991,952	25,486,899

Total receivables	27,107,748	25,486,899

NET ASSETS AVAILABLE FOR BENEFITS	$1,140,583,394	$1,095,940,469

The accompanying Notes are an integral part of these Financial Statements.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2016
ADDITIONS
Contributions
Participant	$43,537,358
Employer	14,192,604
Rollover	2,253,515

Total contributions	59,983,477

Investment income
Interest and dividend income from investments	25,359,767
Net appreciation in the fair value of investments	53,929,887
Interest income from participant loans	850,384

Total investment income	80,140,038

Other additions	41,530

Total additions	140,165,045

DEDUCTIONS
Participant withdrawals and distributions	94,673,127
Administrative expenses	848,993

Total deductions	95,522,120

Net increase	44,642,925

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,095,940,469

End of year	$1,140,583,394

The accompanying Notes are an integral part of these Financial Statements.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the Pepco Holdings, LLC Retirement Savings Plan (formerly the Pepco Holdings, Inc. Retirement Savings Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Pepco Holdings LLC (formerly Pepco Holdings, Inc.) (“PHI”, or for periods before March 23, 2016, the “Company”) that consists of eight Sub Plans: 1) the Management Sub Plan, 2) the Local 1900 Sub Plan, 3) the Local 1307 Sub Plan, 4) the Local 1238 Sub Plan, 5) the Local 210 Sub Plan, 6) the Local 210-5 Sub Plan, 7) the PHI Operating Services Company (POSC) Sub Plan, and 8) the Petron Sub Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”). The Pepco Holdings Inc. Common Stock Fund (“PHI Stock Fund”), which was an investment option under the Plan prior to March 23, 2016, was invested primarily in PHI common stock and was intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7). The Exelon Corporation Stock Fund, which is an investment option under the Plan as of December 31, 2016, is invested primarily in Exelon Corporation common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).

Change of Plan Sponsor

On March 23, 2016, in conjunction with an Agreement and Plan of Merger (the “Merger Agreement”), PHI merged into Exelon Corporation (“Exelon” or, for periods on or after March 23, 2016, the “Company”) as an indirect, wholly owned subsidiary of Exelon with Exelon becoming the sponsor of the Plan. Exelon’s Director of Employee Benefit Plans and Programs is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Effective March 23, 2016, Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed. Prior to March 23, 2016, the PHI Administrative Board was the Plan Administrator and the PHI Investment Committee was responsible for the selection and retention of investment options. The Plan’s trustee is Vanguard Fiduciary Trust Company of Malvern, Pennsylvania (the “Plan Trustee”). The Plan’s investments are held in a trust account at The Vanguard Group, Inc. (“Vanguard”) and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust (the “Trust”). Vanguard also serves as the Plan’s recordkeeper.

Participation

Management employees (representing non-bargaining unit, full-time employees and part-time employees with 20 or more hours per week, or part-time employees working less than 20 hours per week with 1,000 or more hours in a plan year) of PHI’s wholly owned subsidiaries (PHI Service Company, Potomac Electric Power Company, Delmarva Power & Light Company, and Atlantic City Electric Company) and certain subsidiaries of Exelon that employ individuals who were employed at locations owned by PHI prior to the merger are eligible to participate in the Management Sub Plan upon their date of hire (and as soon as administratively feasible).

Full-time regular or temporary employees represented by the International Brotherhood of Electrical Workers (IBEW) Local 1900 participate in the Local 1900 Sub Plan and are eligible to participate upon their date of hire (and as soon as administratively feasible). Casual or part-time employees are eligible after working 1,000 or more hours in a plan year. Full-time employees represented by IBEW Local 1307 participate in the Local 1307 Sub Plan and are eligible to participate once they have completed six months of service. Part-time or temporary employees become eligible after 1,000 hours of service within a plan year. Employees represented by IBEW Local 1238 participate in the Local 1238 Sub Plan and are eligible to participate once they have completed six months of service for full-time regular employees, or after 1,000 hours of service, in a plan year, for part-time and temporary employees. Full-time employees represented by IBEW Local 210 participate in the Local 210 Sub Plan and are eligible to participate on their date of hire (and as soon as administratively feasible) and part-time and temporary employees become eligible after working 1,000 hours in a plan year. Full-time employees represented by IBEW Local 210-5 participate in the Local 210-5 Sub Plan and are eligible to participate upon their date of hire (and as soon as administratively feasible) and part-time and temporary employees become eligible after working 1,000 hours within a plan year. The POSC Sub Plan and the Petron Sub Plan are closed to new participants. Existing participants in these two Sub Plans are former employees who have an account balance in the Sub Plans but are no longer able to make contributions.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Employees are automatically enrolled in the Plan after 60 days at 3% of their eligible earnings on a pre-tax basis; however, they can opt out or elect to change the percentage at any time. If the employee does not make an affirmative election to change the percentage, the contribution rate will be increased by 1% per year (up to a maximum of 6%).

Participant Contributions

In all Sub Plans, participants may contribute up to 65% of their base pay on a before- or after-tax basis, not to exceed the maximum contribution allowable under the Code.

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual Internal Revenue Service (“IRS”) limits on that type of contribution or be contributing at the maximum base pay level. Eligible rollover contributions are permitted from other employer-sponsored plans into the Plan.

Company Matching Contributions

For participants in the Management Sub Plan and the Local 210-5 Sub Plan (hired before August 1, 2011), the Company provides matching contributions equal to 100% on the first 3% of base pay and 50% on the next 3% of base pay contributed by the employee. For participants in the Local 210-5 Sub Plan hired on or after August 1, 2011, the Local 210 Sub Plan, and the Local 1900 Sub Plan, the Company provides matching contributions equal to 50% up to 6% of the base pay contributed. For participants in the Local 1238 Sub Plan and the Local 1307 Sub Plan, the Company provides matching contributions equal to 50% up to 5% (6% if hired after September 1, 2010) of the base pay contributed.

The Company’s matching contributions were made in PHI common stock through March 23, 2016 and were made in the form of authorized and previously unissued shares, treasury shares or in cash for the purchase of PHI common stock on the open market. The Company’s matching contributions subsequent to March 23, 2016 are being made in cash in accordance with the allocations of participants’ contributions (with any allocations to the PHI Stock Fund redirected as specified in the following sentence). On April 5, 2016, remaining participant balances in the PHI Stock Fund were transferred to the Target Retirement Trust II with the target date closest to the year when the participant reached or will reach age 65.

Investment Options

All contributions to the Plan are held in a trust by the Plan Trustee for the exclusive benefit of the participants, and the Plan is intended to satisfy Section 404(c) of ERISA. The Company generally pays the Plan Trustee fees and certain other administrative expenses of the Plan.

Effective October 1, 2014, participants’ accounts are charged a flat administrative fee. The administrative fee for 2016 and 2015 was $52 per year ($13 per quarter). The fee is deducted from each investment in the participant’s account on a pro-rata basis. Participants invested in certain non-Vanguard funds receive a quarterly credit equal to the amount of the revenue sharing paid to Vanguard by the non-Vanguard fund. Such credit is applied to the participants’ accounts.

The investment options include a menu of funds that include target date funds, actively managed funds, passively managed funds, and Company stock funds. Effective December 19, 2016, certain options were added to and removed from the Plan. Below is a brief description of the type of investment options available as of December 31, 2016 and 2015, unless otherwise noted. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk, objective and strategy.

Target Date Funds -Target date funds included in the common/collective trusts are primarily comprised of investments in Vanguard mutual funds using an asset allocation strategy for investors planning to retire and leave the workforce in or within a few years of the target year. The trust fund’s asset allocation will become more conservative over time. The underlying funds are: Vanguard Total Bond Market II Index Fund, Vanguard Total Stock Market Index Fund, Vanguard Total International Bond Index Fund, and Vanguard Total International Stock Index Fund. The trust fund’s indirect stock and bond holdings are a diversified mix of domestic and international capitalization stocks and fixed income securities.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Actively-managed funds -These are principally managed using an active approach with the objective of collectively exceeding the record of the fund benchmark.

Passively-managed funds -These funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.

Exelon Corporation Stock Fund - This fund, which became an investment option on December 19, 2016, primarily invests in Exelon common stock with some short-term liquid investments. The Exelon Corporation Stock Fund does not represent direct ownership of Exelon common stock. The fund’s unit value is determined by dividing the total current fair value of the investments in the fund by the total number of units owned. This fund is not diversified and is considered riskier than a “diversified” portfolio.

PHI Stock Fund -This fund, which was closed on March 23, 2016, primarily invested in PHI common stock with some short-term liquid investments. The PHI Stock Fund did not represent direct ownership of PHI common stock. The fund’s unit value was determined by dividing the total current fair value of the investments in the fund by the total number of units owned. This fund was not diversified and was considered riskier than a “diversified” portfolio.

Notes Receivable from Participants

A participant may, upon application, borrow from the Plan, subject to U.S. Department of Labor and IRS limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. A one-time fee per loan is deducted from the participant’s account at the time of each loan distribution.

The number and amount of loans allowed to a participant are restricted by the Sub Plans and are consistent with IRS regulations. A participant may have up to four loans outstanding at any time with a term length between one and five years, or between one and 30 years for a primary residence. The prevailing prime lending rate (quoted by Reuters at the end of the month prior to the month of the loan) is applied as the fixed interest rate for the loan. Loan repayments are made through payroll deductions or by prepayment in a lump sum.

If an active participant has four outstanding loans and pays off one loan, he or she will not be eligible for another loan until 30 days after the loan pay-off date. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not timely made, the loan will be in default and converted to a taxable distribution of the participant’s account at the end of the calendar quarter following the calendar quarter in which the first payment amount was missed.

Withdrawals by Participants While Employed

While employed, a participant may make certain withdrawals of vested contributions online or by phone. Until a participant attains age 59  1⁄2, pre-tax employee contributions may only be withdrawn for the reason of financial hardship, as defined in the Plan document. At the age of 59  1⁄2, the participant may withdraw any portion of his or her account balance. After making a hardship withdrawal of pre-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months.

A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions, unless the participant’s withdrawal is of a non-matched contribution, or the matched contributions were in the Plan for 24 or more months. During this suspension period, no Company matching contributions are credited to the participant’s account. A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her Company matching contributions unless the contributions were in the Plan for 24 or more months.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Distributions upon Termination of Employment

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company and its subsidiaries, the participant or participant’s beneficiary is entitled to the entire account balance as valued on the withdrawal date. In the event of a participant’s death, distribution of the participant’s account balance is made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, permanent disability or termination may be made online or by phone. Distributions of a participant’s account balance may be made in (1) a lump sum cash payment, (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary, (3) in regular installments for a period certain, not to exceed 10 years, or (4) partial lump sums upon the request of the participant, with certain limitations stated in the Plan Document. Distributions from the PHI Stock Fund may have been made in PHI common stock or cash based on the election of the participant through March 23, 2016. Distributions from the remaining investment options are made in cash. Distributions cannot be deferred beyond the April 1st of the year following the year the participant attains age 70  1⁄2, unless he or she is still employed by the Company or one of its subsidiaries.

Upon termination of service, participants with a balance of $1,000 or less, who do not make an affirmative distribution election, will have their account balance paid out in a lump-sum. Upon termination, participants with an account balance greater than $1,000 and less than or equal to $5,000, who do not elect a distribution, will have their account balance automatically rolled over by the Plan into an individual retirement account with Vanguard.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and earnings (losses) attributable to the participant’s investments. Participant accounts are impacted by expenses charged by the investment options in which they invest, as disclosed in each investment option’s prospectus. Also, certain investment options charge redemption fees that are also paid directly by the participant from his or her account. Certain administrative fees related to participant accounts are paid by the Company.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment options. Participants can transfer all or part of their investment account balance and related earnings in any existing investment option to any other investment option offered in the Plan with the exception of any limitation expressed in the prospectus of a specific investment option that prohibits such transfer, and subject to limitations under applicable securities laws for transfers involving Company common stock. Subject to the terms of the Plan or applicable law, participants may change the allocation of their future contributions among the investment options at any time.

Vesting of Participants’ Accounts

Participants are fully vested in their accounts at all times.

Investment Income

Dividends and earnings received on all funds, with the exception of the Exelon Corporation Stock Fund and PHI Stock Fund, are automatically reinvested in the fund to which those earnings apply.

Employee Stock Ownership Plan

If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.

Participant’s holdings in the PHI Stock Fund were represented by units in the PHI Stock Fund and did not represent direct ownership of PHI common stock. Participants with investments in the PHI Stock Fund had an option to receive a payout of their pro rata portion of any dividends paid on PHI stock held in the PHI Stock Fund and allocated to units representing such pro rata interest in such stock or reinvest those dividends to purchase additional units in the PHI Stock Fund.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies

General

The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. See Note 3—Fair Value of Investments for further information.

Plan Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Plan are primarily related to investment management, administrative and recordkeeping fees. Expenses that are paid by the Company are not recorded as expenses of the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account with a corresponding increase in the notes receivable from participants on the Statements of Net Assets Available for Benefits. Investment-related expenses are included in net appreciation of fair value of investments. Quarterly fees related to the administration of a participant’s account are charged to the participant’s account and are included in administrative expenses.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus accrued interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Reclassifications

Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect the net assets available for benefits.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. Investments measured at NAV per share using the practical expedient will be presented as a reconciling item between the fair value hierarchy disclosure and the investments line item on the statement of net assets available for benefits. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The new guidance is effective for non-public entities for periods beginning after December 15, 2016 and is required to be applied retrospectively for all periods presented. Early adoption is permitted. The Company adopted this standard for plan reporting effective December 31, 2016. As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Plan’s financial results.

In July 2015, the FASB issued authoritative guidance to simplify the investment disclosure requirements under Topic 820 and under Topics 960, 962, and 965 for employee benefit plans. Part I of the new guidance requires that fully benefit-responsive investment contracts (“FBRIC”) are measured, presented, and disclosed only at contract value. The guidance also clarifies that indirect investments in FBRICs are not in the scope of the guidance and should be reported at fair value. The Plan had previously reported the Vanguard Retirement Savings Trust III, a stable value fund that indirectly invests in FBRICs, at contract value. The new guidance is effective for periods beginning after December 15, 2015 and is required to be applied retrospectively for all periods presented. The Company adopted this standard for plan reporting effective December 31, 2016, resulting in a cumulative effect adjustment to beginning net assets available for benefits. The adoption of this standard did not have a significant impact on the Plan’s financial results.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Fair Value of Investments

Recurring Fair Value Measurements

To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1—unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date.

Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.

Level 3—unobservable inputs, such as internally-developed pricing models for the asset.

The valuation methods for each investment category are described below.

Common/collective trust funds. Common/collective trust funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the fund administrators value the funds using the NAV per fund share, derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy. The common/collective trust investments can be redeemed daily with no advance notice required.

Registered investment company securities. Registered investment company securities are investment funds maintained by investment companies that hold investments in accordance with a stated set of fund objectives. Funds which are valued daily based on quoted prices in active markets have been categorized as Level 1.

Exelon Corporation and Pepco Holdings Inc. Common Stock. The Exelon Corporation Stock Fund and PHI Stock Fund consist primarily of Exelon and PHI common stock, respectively. Common stock is valued at the closing price reported by the New York Stock Exchange and has been categorized as Level 1.

Transfer policy

The Company’s policy is to recognize transfers into and out of levels as of the end of the reporting period.

The following tables present the fair value of assets and their level within the fair value hierarchy as of December 31, 2016 and 2015.

As of December 31, 2016

Investments	Level 1	Investments measured at NAV	Total
Common/collective trust funds	$—	$460,021,939	$460,021,939
Registered investment company securities	653,281,078	—	653,281,078
Corporate stock—Exelon Corporation	172,629	—	172,629

Total investments	$653,453,707	$460,021,939	$1,113,475,646

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2015

Investments	Level 1	Investments measured at NAV	Total
Common/collective trust funds	$—	$299,618,334	$299,618,334
Registered investment company securities	636,471,153	—	636,471,153
Corporate Stock—Pepco Holdings Inc.	134,364,083	—	134,364,083

Total investments	$770,835,236	$299,618,334	$1,070,453,570

4.	Non-Participant-Directed Investments

Through March 23, 2016, the Company provided employer matching contributions to the PHI Stock Fund which are included in a participant’s account together with contributions, if any, made by a participant that are allocated to the PHI Stock Fund. On April 5, 2016, remaining participant balances in the PHI Stock Fund were transferred to the Target Retirement Trust II with the target date closest to the year when the participant reached or will reach 65. Information about the components of and the significant changes in net assets relating to the PHI Stock Fund is as follows:

PHI Stock Fund:	2016	2015
Net assets at beginning of year	$134,364,083	$149,351,914
Contributions (a)	3,262,182	15,227,108
Interest and dividend income	5	5,642,984
Net appreciation (depreciation) in fair value of investments	5,949,984	(4,733,578)
Participant withdrawals and distributions	(1,872,389)	(11,397,562)
Transfers (b)	(141,994,975)	(20,614,940)
Other	291,110	888,157

Net assets at end of year	$—	$134,364,083

(a)	Includes employer contributions of $2,981,610 and $13,841,393 in 2016 and 2015, respectively.
(b)	On 3/23/16, each share of PHI common stock held within the PHI Stock Fund was converted into $27.25 of cash without interest. On 4/5/16, $131,649,176 of cash, previously invested in the PHI Stock Fund, was transferred to the Target Retirement Trust II with the target date closest to the year when the participant reached or will reach 65.

5.	Risks and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	December 31,
	2016	2015
Net Assets Available for Benefits per the Financial Statements	$1,140,583,394	$1,095,940,469
Notes receivable from participants deemed distributed	(404,138)	(514,103)

Net Assets Available for Benefits per the Form 5500	$1,140,179,256	$1,095,426,366

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500:

Year Ended December 31, 2016
Net increase in Net Assets Available for Benefits per the Financial Statements	$44,642,925
Add: Notes receivable from participants deemed distributed, end of year	404,138
Less:Notes receivable from participants deemed distributed, beginning of year	(514,103)

Net increase in Net Assets Available for Benefits per the Form 5500	$44,532,960

7.	Income Tax Status

The Plan obtained its latest determination letter on December 1, 2016 in which the IRS states that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code.

Plan management is required by GAAP to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan’s tax returns are subject to audits; however, there are currently no audits for any tax periods in progress.

8.	Plan Termination

The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	Related Party Transactions

Investment options in the Plan include registered investment mutual funds and common/collective trusts managed by Vanguard. Vanguard is affiliated with the Plan Trustee, and therefore, these transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. Effective March 23, 2016, Exelon as the Plan sponsor is a related party. As of December 31, 2016, the fair value of the Exelon common stock held by the Plan was $172,629. Prior to March 23, 2016, PHI as the Plan sponsor was a related party. The fair value of the PHI common stock held by the Plan at December 31, 2015 was $134,364,083. There have been no known prohibited transactions with a party-in-interest.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2016

Schedule H, Part IV, Item 4i of Form 5500

Emplyer Identification Number 23-2990190 Plan # 023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current value
	Registered Investment Company
	Baron Growth Inst Shares		$4,383,134
	Conestoga Small Cap		10,327,972
	Dodge & Cox Intl Stock		18,302,083
	Fidelity Contrafund		16,158,558
	Frank Mut Global Disc R6		3,348,244
	MSIF US Real Estate Class I		9,538,065
	NB Genesis R6		6,190,690
	PIMCO Total Return Fd, Instit		17,333,405
	T. Rowe Price Emerging Mkt St		6,712,707
	T. Rowe Price New Horizons Ret		11,565,940
	TRP Growth Stock Fund		46,287,503
*	Vanguard Extend Mkt Index Inst		63,997,934
*	Vanguard GNMA Fund Admiral Shs		36,827,564
*	Vanguard Inst Index Fund		193,679,446
*	Vanguard I-T Treasury Adm		8,458,756
*	Vanguard PRIMECAP Adm		42,857,612
*	Vanguard Prime Money Mkt		236,134
*	Vanguard Total Bond Idx Inst		68,396,121
*	Vanguard Total Intl Stk Inst		53,461,922
*	Vanguard Windsor II Fund Adm		35,217,288

	Total Registered Investment Companies		653,281,078
	Common/Collective Trusts
*	Vanguard Retirement Savings Trust III		158,204,368
*	Vanguard Tgt Retire 2010 Tr II		16,801,104
*	Vanguard Tgt Retire 2015 Tr II		39,068,433
*	Vanguard Tgt Retire 2020 Tr II		47,085,565
*	Vanguard Tgt Retire 2025 Tr II		65,658,396
*	Vanguard Tgt Retire 2030 Tr II		32,797,987
*	Vanguard Tgt Retire 2035 Tr II		25,642,910
*	Vanguard Tgt Retire 2040 Tr II		14,496,777
*	Vanguard Tgt Retire 2045 Tr II		24,656,838
*	Vanguard Tgt Retire 2050 Tr II		13,514,540
*	Vanguard Tgt Retire 2055 Tr II		5,479,648
*	Vanguard Tgt Retire 2060 Tr II		905,564
*	Vanguard Tgt Retire Inc Tr II		15,709,809

	Total Common/Collective Trusts		460,021,939
*	Exelon Corporation Stock Fund	Exelon Common Stock	172,629
*	Notes receivable from participants	Varying maturity dates from 2017-2045 with interest rates from 3.25% - 11.00%	25,991,952

	Total investments		$1,139,467,598

*	Represents party in interest
	Colum (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibits filed with Form 11-K for the year ended December 31, 2016:

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pepco Holdings, LLC Retirement Savings Plan

Date: June 21, 2017

/s/ Jennifer Franco
Jennifer Franco
Plan Administrator